Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

September 23, 2024

Via EDGAR

Brian Soares

Perry Hindin

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Endeavor Group Holdings, Inc.

Schedule 13E-3 filed August 5, 2024

File No. 005-92530

Preliminary Information Statement on Schedule 14C filed August 5, 2024

File No. 001-40373

Ladies and Gentlemen:

On behalf of our client, Endeavor Group Holdings, Inc. (the “Company”), set forth below are responses to the comments (the “Comments”) of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) set forth in the Staff’s letter of August 28, 2024 (the “Comment Letter”) with respect to the Company’s Schedule 13E-3, File No. 005-92530, filed with the Commission on August 5, 2024 (the “Initial Schedule 13E-3”) and Preliminary Information Statement on Schedule 14C, File No. 001-40373, filed with the Commission on August 5, 2024 (the “Initial Schedule 14C”).

In connection with this letter responding to the Comment Letter, the Company is concurrently filing Amendment No. 1 to the Initial Schedule 14C (“Amendment No. 1”) and Amendment No. 1 to the Initial Schedule 13E-3 (“13E-3 Amendment No. 1”). In addition to changes made to reflect the responses contained in this letter, Amendment No. 1 and 13E-3 Amendment No. 1 also include other changes that are intended to update the information contained in the Initial Schedule 14C and Initial Schedule 13E-3, respectively.

For the convenience of the Staff, the Company has restated in this letter each of the Comments in bold and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined herein have the meanings given to such terms in Amendment No. 1. All references to page numbers and captions correspond to the page numbers and captions included in Amendment No. 1 or 13E-3 Amendment No. 1, as applicable, unless (i) otherwise indicated and (ii) for those page numbers and captions in the Comments which refer to the page numbers and captions of the Initial Schedule 14C.

The Company has asked us to convey the following as their responses to the Staff:

1.

Please revise your filing to include a glossary of defined terms. In addition, please explain the meaning of each defined term used in the information statement in such a glossary or the first time that the defined term is used. For example, the defined term “Employer Group,” which first appears on page 21, is not explained.

Response to Comment 1: The Company acknowledges the Staff’s comment and in response has included a glossary in Amendment No. 1.

Brian Soares

Perry Hindin

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

2.	Refer to the following disclosures:

•	The last paragraph on page 71 that the summary of Centerview’s financial analyses in connection with its written opinion “does not purport to be a complete description...”

•	The last sentence preceding the bullets on page 77 that the summaries of Centerview’s other presentations to the Special Committee “do not purport to be a complete description...”

•	The first sentence on page 78 that the summary of Centerview’s preliminary presentations and financial analyses “does not purport to be a complete description...”

•	The first sentence on page 167 that the summary of appraisal rights under Delaware law “is not a complete summary...”

Please revise to remove the implication that these and any other summaries presented in your filings are not complete. While you may include appropriate disclaimers concerning the nature of a summary generally, summaries must be complete in describing all material analyses or terms. You may direct investors to read exhibits or annexes for a more complete discussion.

Response to Comment 2: The Company acknowledges the Staff’s comment and in response has revised the disclosures on pages 18-19, 73, 79-80, 123, 152-164, 165, 167 and 176 of Amendment No. 1.

3.

Where an issuer elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to Telephone Interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” for guidance on complying with a similar instruction in the context of a tender offer. Please revise the information statement to include the information required by Item 1010(c) of Regulation M-A.

Response to Comment 3: The Company acknowledges the Staff’s comment and in response has included the summarized financial information required by Item 1010(c) of Regulation M-A on pages 172-173 of Amendment No. 1.

4.	Please provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A.

Response to Comment 4: The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 107 of Amendment No. 1.

5.

Please refile the exhibits for which you are requesting confidential treatment to indicate, at the appropriate places in the exhibit, that the confidential information has been filed separately with the Commission and mark such exhibit to clearly indicate where information has been omitted. Refer to Exchange Act Rule 24b-2(b) and CF Disclosure Guidance: Topic No. 7 (December 19, 2019), available on the Commission’s website.

Response to Comment 5: The Company acknowledges the Staff’s comment and in response has refiled Exhibits (c)(2) and (c)(3) to the Initial Schedule 13E-3 and marked such exhibits to indicate where information has been omitted.

6.	With a view towards disclosure, please tell us why the answer to this question does not address the Public Stockholder Consideration.

Brian Soares

Perry Hindin

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

Response to Comment 6: The Company acknowledges the Staff’s comment and in response has revised the statement on page 31 of Amendment No. 1.

7.

We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Note that the safe harbor protections for forward-looking statements contained in those federal securities laws do not apply to statements made in connection with a going-private transaction. See Section 21E(b)(1)(E) of the Securities Exchange Act of 1934 and Question M.2 to the July 2001 Third Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise.

Response to Comment 7: The Company acknowledges the Staff’s comment and in response has revised the statement on page 36 of Amendment No. 1.

8.

Please revise your disclosure in this section to include the information required by Item 3 of Schedule 13E-3 and Item 1003(b) of Regulation M-A for each general partner of the limited partnerships listed and any other non-natural persons specified in General Instruction C to Schedule 13E-3. Please also revise your disclosure in this section to include the information required by Item 3 of Schedule 13E-3 and Item 1003 for each of Wildcat EGH Holdco, L.P.; Wildcat OpCo Holdco, L.P.; Wildcat PubCo Merger Sub, Inc.; Wildcat OpCo Merger Sub, L.L.C.; and Wildcat Manager Merger Sub, L.L.C., and for any other natural persons specified in General Instruction C to Schedule 13E-3.

Response to Comment 8: The Company acknowledges the Staff’s comment and in response has revised the disclosure on pages 44-46 of Amendment No. 1.

9.	With a view towards improved disclosure, please consider revising this section to clearly identify the members of each of the Company’s Board of Directors and the Executive Committee.

Response to Comment 9: The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 48 of Amendment No. 1.

10.

Disclosure in the second paragraph on page 47 indicates that “...the Board formed the Executive Committee and delegated all of the power and authority of the board of directors of the Company (the “Board”) to the Executive Committee...” (emphasis added). Please reconcile this statement with disclosure in the subsequent sentence that indicates that “...the Executive Committee exerts significant control over the Company’s operations by acting as the governing body of the Company...with full authority to approve many actions customarily required to be approved by, or reserved for approval by, a board of directors...” (emphasis added). Please also confirm the “many actions” include the board’s obligation to provide the statement described in Item 1014(a) of Regulation M-A.

Response to Comment 10: The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 48 of Amendment No. 1. The Company further confirms to the Staff that the “many actions” include the board’s obligation to provide the statement described in Item 1014(a) of Regulation M-A.

11.

Refer to the following disclosure in the penultimate paragraph on page 48: “The remaining members of the Board were subsequently apprised of the formal review of strategic alternatives of the Company.” Please revise to clarify who apprised the remaining members of the Board of the formal review of strategic alternatives.

Brian Soares

Perry Hindin

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

Response to Comment 11: The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 49 of Amendment No. 1.

12.

Refer to the following disclosure at the bottom of page 53: “Representatives of the Company then delivered to representatives of Cravath and Centerview the Final Financial Model, the Variance Analysis and certain information that had been provided to Silver Lake. On March 5, 2024, representatives of Company management held a meeting with representatives of Centerview to discuss the Final Financial Model, the Variance Analysis and the information described above, with representatives of Latham and Cravath in attendance” (emphases added). Please revise your disclosure here, in your discussion of the Centerview opinion and financial analyses beginning on page 69, and in your discussion of the Company’s financial forecasts beginning on page 78 as appropriate to describe such “certain information.”

Response to Comment 12: The Company acknowledges the Staff’s comment and in response has revised the disclosure on pages 54-55 of Amendment No. 1. The Company further advises the Staff that the “certain information” referred to portions of the preliminary financial information and analyses presented at the August 28 and September 21 meetings of the Executive Committee, which is already incorporated in the definition of the “Preliminary Financial Models.”

13.

We note that the defined terms “Public Stockholders” and “Unaffiliated Stockholders” appear to be used throughout your information statement interchangeably despite having different definitions. With a view towards disclosure, please explain to us the differences between these two terms. In this regard, also please reconcile the statement on page 61 referring to the Special Committee’s determination that the Transactions “are in the best interests of, the Company and the Public Stockholders” with the statement on page 63 referring to the Special Committee’s determination that the Transactions “were advisable, fair to and in the best interests of the Company and the Unaffiliated Stockholders.” We further note similar discrepancies throughout your information statement, as well as a reference to “the Company and its public stockholders” on page 60.

Response to Comment 13: The Company acknowledges the Staff’s comment and in response has revised throughout Amendment No. 1 to use the single defined term “Unaffiliated Stockholders”. The Company further advises the Staff that there is no material difference among the terms identified in the Staff’s comment or other similar terminology used in the Initial Schedule 14C.

14.

Disclosure in this section indicates that the Executive Committee “determined that the Merger Agreement and the Transactions, including the Mergers, are fair and in the best interests of, the Company, its stockholders, including the Public Stockholders…” “Public Stockholders” is defined on page 6 as “all of the holders of the issued and outstanding Shares, but excluding the SLP Holders and the Management Holders, their respective affiliates and any other stockholders of the Company affiliated with the Parent Entities or their respective affiliates.” Please note that the staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). Please advise whether the phrase “Public Stockholders” applies to any other directors and officers of the Company who are not affiliated with the SLP Holders, the Management Holders or the Parent Entities. Disclosure regarding the Board’s fairness determination with respect to the phrase “Public Stockholders,” as opposed to unaffiliated holders of the Company, may not necessarily satisfy Item 8 of Schedule 13E-3. Refer to Item 1014(a) of Regulation M-A. In contrast, we note that the definition of the term “Unaffiliated Stockholders,” as disclosed on page 94, would appear to satisfy Item 8 of Schedule 13E-3.

Brian Soares

Perry Hindin

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

Response to Comment 14: Please refer to the Company’s response to Comment 13, above, and to the revised disclosure on pages 6 and 62 of Amendment No. 1. The Company advises the Staff that neither the term “Public Stockholders” nor the term “Unaffiliated Stockholders” applies to any directors and officers of the Company, including those who are not affiliated with SLP Holders, the Management Holders or the Parent Entities.

15.

We note your reference on page 62 to “Public Stockholders who receive the Merger Consideration.” Please clarify whether there are any instances where Public Stockholders may receive Merger Consideration or some other form of consideration other than the Public Stockholder Consideration defined on page 8.

Response to Comment 15: In connection with the Company Merger, and as further described in the Initial Schedule 14C, Public Stockholders will have the right to seek an appraisal for, and be paid the “fair value” in cash of, their Shares (as determined by the Court of Chancery of the State of Delaware), instead of receiving the Public Stockholder Consideration. The “fair value” of the Shares as determined by the Court of Chancery may be more or less than, or the same as, the applicable portion of the Company Merger Consideration that a Public Stockholder that seeks appraisal would otherwise be entitled to receive in respect of its Shares under the terms of the Merger Agreement.

16.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A and paragraphs (c), (d) and (e) of Item 1014 are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See paragraph (b) of Item 1014 of Regulation M-A and Questions 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factors described in paragraphs (c) and (e) of Item 1014, as well as clauses (i) through (vii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the fairness determination of the Executive Committee. If the procedural safeguards in Item 1014(c) and (e) were not considered, please explain why the Executive Committee believes the Rule 13e-3 transaction is fair in the absence of such safeguards. To the extent that Executive Committee intends to rely on the Special Committee’s analyses as opposed to providing its own analysis that satisfies the disclosure described in Item 1014(b) of Regulation M-A, the Executive Committee must expressly adopt such discussion. See Question and Answer No. 20 in Exchange Act Release 17719. In such case, the Special Committee’s analyses must full address each of the above factors. Currently, the Special Committee’s analyses only appear to address clauses (i), (ii) and (vii) of Instruction 2 to Item 1014 and the factors described in paragraphs (c) and (d) of Item 1014.

This comment also applies to the disclosure in the section captioned “Position of the SLP Entities and the Director Rollover Holders in Connection with the Mergers” beginning on page 94 with respect to clauses (iii), (iv), (vi) and (vii) of Instruction 2 to Item 1014 and the factor described in paragraph (e) of Item 1014.

Response to Comment 16: The Company acknowledges the Staff’s comment and in response has revised the disclosure on pages 62-65 and 102 and 104 of Amendment No. 1.

Brian Soares

Perry Hindin

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

17.

Refer to the list of risks and other countervailing factors that the Special Committee considered, beginning on page 67 of the information statement. With a view towards disclosure, please tell us whether the Executive Committee considered the fact that Silver Lake “was not interested in potential alternative opportunities involving a sale of Company securities by Silver Lake to a third party or entertaining bids for assets held by the Company,” as disclosed on page 49.

This comment also applies to the disclosure in the section captioned “Position of the SLP Entities and the Director Rollover Holders in Connection with the Mergers” beginning on page 94.

Response to Comment 17: The Company acknowledges the Staff’s comment and in response has revised the disclosure on pages 63 and 103 of Amendment No. 1.

18.

Refer to the list of materials that Centerview reviewed in connection with rendering its opinion and performing its related financial analyses at the top of page 70. The definition of “Financial Projections” on page 53 appears to include the Preliminary Financial Models, the Final Financial Model, and the Variance Analysis, but does not include the “FCF Allocation” described on page 56 as having been delivered to representatives of Centerview. Please reconcile the disclosure on page 70 with the statement on page 78 that “[t]he Final Financial Model, together with the FCF Allocation, was approved by the Special Committee and the Company’s management for Centerview’s use for purposes of performing its financial analyses” (emphasis added). In this regard, we also note disclosure on page 75 suggesting that the FCF Allocation was used in Centerview’s financial analyses.

Response to Comment 18: The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 72 of Amendment No. 1.

19.	Please revise the subsection beginning on page 77 to include a summary of the second presentation made to the Special Committee on March 29, 2024, as described in the last paragraph of page 56.

Response to Comment 19: As further described in the Initial Schedule 14C, on March 29, 2024, the Special Committee held two meetings with representatives of Centerview and Cravath participating. The Company respectfully advises the Staff that Centerview did not present any materials at the first of these two meetings. Rather, the materials included as Exhibit (c)(4) to the Initial Schedule 13E-3 and already summarized in the Initial Schedule 14C were presented at the second of these two meetings, and were the only materials presented by Centerview to the Special Committee at a meeting on March 29, 2024.

20.

Refer to the following disclosure on page 76: “In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to the Parent Entities or Silver Lake Technology Management, L.L.C. (‘Sponsor’), the sponsor of the Parent Entities, and Centerview did not receive any compensation from the Parent Entities or Sponsor during such period.” Please revise to address any material relationship that existed between Centerview and any of the SLP Holding Entities or any other filing persons. Refer to Item 1015(b)(4) of Regulation M-A.

Response to Comment 20: The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 78 of Amendment No. 1.

21.

Please revise this section to explain how the selected companies were chosen for the selected public companies analysis. In addition, please revise to disclose the data underlying the results described in this section and to show how that information resulted in the multiples and values disclosed. For example, disclose the enterprise value for each selected company that is the basis for the multiples disclosed on pages 72 and 73.

Brian Soares

Perry Hindin

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

Response to Comment 21: The Company acknowledges the Staff’s comment and in response has revised the disclosure on pages 74-75 of Amendment No. 1.

22.

Disclosure in the Kroll, LLC opinion indicates that the “Kroll Opinion was furnished solely for the use and benefit of the Selling Funds LPAC and the Selling Funds General Partners in connection with their consideration of the Transactions and was not intended to, and did not, confer any rights or remedies upon any other person, and was not intended to be used, and may not be used, by any other person or for any other purpose, without Kroll’s express consent.” Similar disclosure appears in the fairness opinion itself. In addition, we note similar disclosure in the Houlihan Lokey Capital, Inc. opinion that “[t]his Opinion is furnished solely for the use of the GPs [...] and the Buying Funds [...] in connection with their evaluation of the Transaction and may not be relied upon by any other person or entity (including, without limitation, security holders, creditors or other constituencies of the Buying Funds or the GPs) or used for any other purpose without our prior written consent...”

Please disclose in the information statement, if true, that each of Kroll, LLC and Houlihan Lokey Capital, Inc. has consented to the use of its materials in the filing.

Response to Comment 22: The Company acknowledges the Staff’s comment and in response has revised the disclosure on pages 85 and 88 of Amendment No. 1.

23.

We note your disclosure regarding the Preferred Equity Commitment Letters on page 92 of the information statement. Please revise to disclose any material conditions for each of these letters. Refer to Item 1007(b) of Regulation M-A.

We note also your disclosure regarding the Debt Commitment Letter on pages 92-93. Please expand upon this disclosure to include a summary of the Debt Commitment Letter, including any material conditions, the collateral, and the stated and effective interest rates. Refer to Item 10 of Schedule 13E-3 and Item 1007(b) and Item 1007(d)(1) of Regulation M-A.

Response to Comment 23: The Company acknowledges the Staff’s comment and in response has revised the disclosure on pages 94-98 of Amendment No. 1.

24.

We note the disclosure in the first paragraph of this section including the statements that “[u]nder the SEC rules governing ‘going-private’ transactions, (i) each of the Parent Entities, the Merger Subs, the SLP Holding Entities and the Additional SLP Filing Entities [...] may be deemed to be affiliates of the Company and (ii) Ariel Emanuel, Patrick Whitesell and the Executive Holdcos [...] may be deemed to be affiliates of the Company and engaged in the going-private transaction and, therefore, be required to express their beliefs as to the fairness of the Mergers to the ‘unaffiliated security holders’ of the Company, as defined in Rule 13e-3(a)” and that “…SLP Entities and the Director Rollover Holders are making the statements included in this section solely for purposes of complying with the requirements of Rule 13e-3 and related rules and regulations under the Exchange Act.” We also note that:

•	Mr. Shapiro has entered into the Shapiro Employment Agreement Amendment, the Shapiro A&R Employment Agreement;

•	Mr. Shapiro is expected to remain an officer of the Surviving Company;

•	Mr. Shapiro is a party to a Rollover Agreement; and

•	Mr. Shapiro will receive a new equity award in connection with the Mergers representing 1% of the issued and outstanding equity interests of the Company.

Brian Soares

Perry Hindin

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

Please provide your legal analysis of why you do not believe Mr. Shapiro is engaged in the Rule 13e-3 transaction and should not be listed as a signatory to the Schedule 13E-3 signature page and included as a filing person, or revise. Refer to Compliance and Disclosure Interpretation 201.05 for Going Private Transactions, Exchange Act Rule 13e- 3 and Schedule 13E-3.

Response to Comment 24: The Company acknowledges the Staff’s comment and in response respectfully advises the Staff that the filing persons set forth in the Initial Schedule 13E-3 considered the issue of whether Mr. Shapiro should be a filing person for Schedule 13E-3 and concluded that Mr. Shapiro is not “engaged” in the pending take private transaction within the meaning of Rule 13e-3 and therefore should not be a filing person. The filing persons respectfully submit that Messrs. Emanuel and Whitesell are the only members of the Company’s senior management that are “engaged” in the pending take private transaction within the meaning of Rule 13e-3 by virtue of the equity rollover and their roles with the Company.

As noted in Section 201.05 of the Compliance & Disclosure Interpretation issued by the SEC’s Division of Corporation Finance on January 26, 2009, whether members of senior management, such as Mr. Shapiro, are deemed to be engaged in the transaction is dependent on the facts and circumstances of the transaction. Relevant factors include whether the senior management of the company going private will ultimately hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise”).

As disclosed in the Initial Schedule 14C, Mr. Shapiro entered into a rollover agreement (the “Shapiro Rollover Agreement”) with Wildcat EGH Holdco, L.P. and Wildcat OpCo Holdco, L.P., pursuant to which Mr. Shapiro’s Rollover Units will remain outstanding in the Mergers. Mr. Shapiro currently holds less than 1.0% of the combined voting power and outstanding equity interests of the Company. Upon the effectiveness of the pending take private transaction, after giving effect to the conversion of Mr. Shapiro’s equity interests in OpCo (other than the Rollover Units) and/or Shares into the right to receive the applicable Merger Consideration pursuant to the terms of the Merger Agreement and the Shapiro Rollover Agreement and the issuance of the equity award to Mr. Shapiro pursuant to the terms of Mr. Shapiro’s amended and restated employment agreement with the Company entered into in connection with the Mergers (the “Shapiro A&R Employment Agreement”), Mr. Shapiro will hold less than 2.0% of the combined voting power and outstanding equity interests of the Surviving Entities, whereas affiliates of Silver Lake will hold a majority of the combined voting power of the Surviving Entities and therefore control all voting decisions of the equity holders of the Surviving Entities, including the ability to appoint and remove the directors and/or members of the Surviving Company. Therefore, Mr. Shapiro will not hold a material amount of the Surviving Entities’ equity or voting securities and will not have the ability to control the Surviving Entities through share ownership.

Mr. Shapiro also does not have any contractual right to occupy a seat on the board of directors of the Surviving Entities. Rather, pursuant to the terms of the Shapiro A&R Employment Agreement, Mr. Shapiro will remain an officer of the Surviving Entities in the same position as he is currently employed by the Employer Group, and will continue reporting directly to Mr. Emanuel (rather than to the board of directors). By contrast, Mr. Emanuel and Mr. Whitesell will be appointed as members of the board of directors of the Surviving Company, with Mr. Emanuel also serving as Chief Executive Officer of the Surviving Company and as Founder and Executive Chairman of WME, and with Mr. Whitesell, if requested by the Surviving Company or a Silver Lake affiliate and agreed to by Mr. Whitesell, also serving as Chairman of the governing body of WME. Mr. Shapiro should not be deemed to be in a position of control of the Employer Group based on his employment relationship alone.

Further, Mr. Shapiro did not direct or control the negotiation of the material terms, discussion, or planning of the Proposed Transaction on behalf of the Company. To the contrary, his sole role was in his capacity as an officer of the Company and as an employee negotiating the terms of and discussing the Shapiro A&R Employment Agreement and the Shapiro Rollover Agreement with the Company and Silver Lake. Mr. Shapiro is not a member of the Company’s Board, nor is he a member of the Executive Committee that initiated the

Brian Soares

Perry Hindin

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

Strategic Review Workstreams, made the decision to initiate the Strategic Alternatives Review, and ultimately made the decision to undertake the pending take private transaction. Mr. Shapiro also was not appointed to the Special Committee formed by the Executive Committee to (i) review, evaluate and negotiate the terms of any proposal relating to a Potential Transaction (or, as an alternative, review, consider and evaluate whether the Company should continue to operate as a standalone independent entity), (ii) meet with Company management, members of the Executive Committee and outside advisors engaged by the Company or the Special Committee on a regular basis, (iii) make a determination as to whether a proposal relating to any Potential Transaction and any definitive agreements with respect to any Potential Transaction are fair to, and in the best interests of, the Company, its stockholders and the equityholders of Manager and OpCo, and (iv) if the Special Committee deemed appropriate, make a recommendation to the Executive Committee (or, if applicable, the Board) for or against the approval of the Potential Transaction and the execution and delivery of the definitive documentation providing for the Potential Transaction.

Mr. Shapiro also was not involved in the consideration and ultimate adoption of the Merger Agreement by the Company’s stockholders, which occurred in accordance with Delaware law and the Company’s certificate of incorporation. He thus was not in a position to “control” the Company’s decision to undertake the pending take private transaction within the meaning of Exchange Act Rule 12b-2.

Based on the facts and circumstances outlined above and consistent with the Staff’s views in applicable SEC Guidance, the filing persons respectfully submit that Mr. Shapiro is not “engaged” in the proposed transaction in a manner requiring him to comply with the disclosure, dissemination and filing requirements of Rule 13e-3 and is therefore not required to be a filing person for purposes of Schedule 13E-3.

25.

Refer to the statement that “[t]he SLP Entities did not consider liquidation value as a factor because they consider the Company to be a viable going concern business and the trading history of the Company Common Stock to generally be an indication of its value as such and they have no present intention to liquidate the Company.” Please reconcile this statement with disclosure elsewhere, such as on page 39, that “[i]n the event the Transactions do not close by the term loan maturity date or if [the Company is] unable to refinance or otherwise extend prior to maturity, [the Company does] not expect to have sufficient cash on hand to repay this term loan under the Credit Facilities, which raises substantial doubt about the Company’s ability to continue as a going concern.”

Response to Comment 25: The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 104 of Amendment No. 1.

26.

Note that neither Schedule 13E-3 nor Schedule 14C permits general “forward incorporation” of documents to be filed in the future. The information statement may only incorporate by reference in the manner and to the extent specifically permitted by the items of Schedule 14A. Otherwise, the information statement must be amended to specifically list any such future filings. Please revise. See General Instruction F of Schedule 13E-3, Item 1 of Schedule 14C, and Note D of Schedule 14A.

Response to Comment 26: The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 184 of Amendment No. 1.

*   *    *   *

Brian Soares

Perry Hindin

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 906-1623.

Sincerely,

/s/ Benjamin J. Cohen
Benjamin J. Cohen

cc:  Courtney Braun

Endeavor Group Holdings, Inc.

Justin G. Hamill

Michael V. Anastasio

Ian Nussbaum

Benjamin J. Cohen

Latham & Watkins LLP

Faiza J. Saeed

Claudia J. Ricciardi

Cravath, Swaine & Moore LLP

Elizabeth Cooper

Christopher May

Mark Myott

Simpson Thacher & Bartlett LLP